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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                                   ----------

                                DANA CORPORATION
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    235811106
                                 (CUSIP Number)

                                   ----------

                                 with copies to:

                                   Ken Maiman
                            Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                                  July 18, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                   Page 1 of 9

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
 3    SEC USE ONLY
----- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------- ------- ---------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY         ------- ---------------------------------------------------
OWNED BY             8       SHARED VOTING POWER
EACH REPORTING               11,992,500
PERSON WITH          ------- ---------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             0
                     ------- ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             11,992,500
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,992,500
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.98%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
-------------------- ------- ---------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY         ------- ---------------------------------------------------
OWNED BY             8       SHARED VOTING POWER
EACH REPORTING               10,507,500
PERSON WITH          ------- ---------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             0
                     ------- ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             10,507,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,507,500
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.00%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------- ------- ---------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY         ------- ---------------------------------------------------
OWNED BY             8       SHARED VOTING POWER
EACH REPORTING               22,500,000
PERSON WITH          ------- ---------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             0
                     ------- ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             22,500,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------- ------- ---------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY         ------- ---------------------------------------------------
OWNED BY             8       SHARED VOTING POWER
EACH REPORTING               22,500,000
PERSON WITH          ------- ---------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             0
                     ------- ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             22,500,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------- ------- ---------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY         ------- ---------------------------------------------------
OWNED BY             8       SHARED VOTING POWER
EACH REPORTING               22,500,000
PERSON WITH          ------- ---------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                             0
                     ------- ---------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             22,500,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
----- --------------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") to the Schedule 13D filed on June 22, 2007 by the Reporting Persons, as amended by Amendment No. 1 thereto filed on June 29, 2007 (as so amended, the "Schedule 13D") relates to the Common Stock of the Issuer and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4. IS AMENDED BY ADDING THE FOLLOWING:

     Yesterday evening, AMLP sent a letter to the Board asking that the Board reconsider the Issuer's current restructuring strategy and abandon its pursuit of the proposed transaction with Centerbridge Capital Partners, L.P. ("Centerbridge"), which is described in the Issuer's current report on Form 8-K filed on July 5, 2007 (the "Proposed Centerbridge Transaction"). As described in the letter, AMLP has made a fully committed offer to replace Centerbridge on terms superior to the terms of the Proposed Centerbridge Transaction. Notably, AMLP's offer to replace Centerbridge is not subject to a due diligence condition, despite the fact that the Issuer has not provided AMLP with the opportunity to conduct any due diligence regarding the Issuer. AMLP has also delivered with its letter to the Board a term sheet for an alternative restructuring proposal, which AMLP believes will be materially more favorable to stakeholders than the plan of reorganization proposed under the Proposed Centerbridge Transaction. The foregoing summary of AMLP's July 18th letter to the Board is qualified in its entirety by reference to the July 18th letter, a copy of which is filed with this Amendment No. 2 as Exhibit 3 to the Schedule 13D.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in this Statement, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the Issuer's affairs, restructuring or other strategic matters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is supplemented as follows:

EXHIBIT NO.   DESCRIPTION
-----------   ------------------------------------------------------------------
     3        Letter sent by Appaloosa Management L.P. to the Members of the
              Board of Directors of Dana Corporation, dated July 18, 2007, together with attachment thereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007


                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                      Its General Partner

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                      Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper